82-34

Santos

www.santos.com

12 August 2004

New contract for John Brookes gas field

Santos Limited is pleased to announce today the signing of a sales gas contract with Newcrest Mining Limited (Newcrest).

Under the contract Santos (45%) and Apache (55% and operator) will supply Newcrest with 120 petajoules (PJ) of gas over 15 years from the John Brookes field.

This is the first major gas contract for John Brookes following the approval of the $A220 million (Santos estimate) development of the field.

The John Brookes field is located in exploration permit WA 214-P, in the Carnarvon Basin, offshore Western Australia.

The sales contract will see the field provide a maximum of 25 terajoules (TJ) per day to Newcrest for power generation at the Telfer gold mine, in the Pilbara region of Western Australia.

The contract will commence no later than December 2004 and will support both the open cut and underground operations phases of the Telfer mine.

The contract is subject to the execution of gas transport agreements, completion of metering facilities and obtaining all relevant permits.

The contracted gas will initially be supplied from the nearby East Spar gas field until the John Brookes field commences production in mid 2005.

The John Brookes field was discovered in 1998 with the drilling of the John Brookes 1 exploration well and successfully appraised by the Thomas Bright 1 and 2 wells during 2003.

Following the approval by the joint venture partners, field development is proceeding to supplement East Spar gas production, as the field moves into decline, and to meet the Newcrest contract.

Gas from the new development will be processed through the East Spar Joint Venture (Santos 45% and Apache 55% and operator) facilities located on the nearby Varanus Island in the Carnarvon Basin.

"It is very pleasing to capture a new contract in the Western Australian gas market which will further the development of the Varanus Island gas hub", said Santos' Managing Director, John Ellice-Flint.

newsrelease

dw 8/13

Santos Ltd ABN 80 007 550 923
GPO Box 2455 • Adelaide SA 5001 • Telephone: 08 8218 5111 • Facsimile: 08 8218 5131

"The Telfer mine is one of the key resource projects in the Pilbara area and Santos is delighted to be a part of the expansion of this important development," he said.

Interests in the John Brookes Joint Venture are:

Apache Northwest Pty Ltd (operator)	55%
Santos (BOL) Pty Ltd	45%

FOR FURTHER INFORMATION PLEASE CONTACT:

Media enquiries:
Kathryn Mitchell
(08) 8218 5260 / 0407 979 982

Investor enquiries:
Graeme Bethune
(08) 8218 5157 / 0419 828 617

Santos stock symbols: STO (Australian Stock Exchange), STOSY (NASDAQ ADR)

John Brookes


John Brookes
Varanus Island
East Spar
Pt Hedland
Dampier
Onslow
Compressor Station 1 (CS1)
TELFER LATERAL
(under construction)
PEP
DBNGP
GGT
Western Australia
Telfer Mine
Tom Price
Newman
0
100
kilometres

Legend

- Oil Field
- Gas Field
- Oil Pipeline
- Gas Pipeline



TO: SECURITIES EXCHANGE COMMISSION

Santos Limited - Weekly Drilling Report

ABN 80 007 550 923

Santos

Week Ending 12th August 2004

Wildcat Exploration Wells

Khefren 1

Type	Oil Wildcat	
Location	Egypt, Central Gulf of Suez South East July Concession, 6 km SE of Sakkara oil discovery.	
Status at 0600hrs 11/08/04 (Cairo Time)	Running in hole to drill ahead after picking up MWD-LWD tools. Current depth is 1941m with 698m progress for the week.	
Planned Total Depth	3911m	
Interest	Devon	50%
	Teikoku	30%
	Santos Group	20%
Operator	Devon Energy	

During the week ending 12th August, 2004 Santos Limited also participated in 5 delineation and 13 development wells.
A complete list of Santos' drilling activity is available from www.santos.com

Santos

Week Ending 12th August 2004

Delineation Wells (Near Field Exploration / Appraisal Wells)

Jeruk 2

Type	Oil Appraisal	
Location	Offshore Indonesia Sampang PSC, East Java Basin. 1.6km E of Jeruk 1, 35km SW of the Oyong Field and some 40km SE of Surabaya.	
Status at 0600hrs 12/08/04 (Jakarta Time)	Preparing to drill out of intermediate casing. The current depth is 1692m with 684m progress for the week.	
Planned Total Depth	5300m	
Interest	Santos Group	50%
	PT Medco Sampang	50%
Operator	Santos Group	

Shepherd Mott 1 ST1

Type	Gas Delineation	
Location	Texas, USA Golf Prospect, Matagorda County.	
Status at 1500hrs 11/08/04 (Houston Time)	Hole opening in sidetrack. Shepherd Mott 1 was plugged back to surface casing and sidetracked due to borehole problems. The sidetrack has reached a depth of 1660m with 953m progress for the week.	
Planned Total Depth	4816m	
Interest	Santos Group	87.5% WI
Operator	Santos Group	

Jerry Smolik 1

Type	Gas Delineation	
Location	Texas, USA Verdad Prospect, Karnes County.	
Status at 0600hrs 11/08/04 (Houston Time)	Rigging to run intermediate casing. The current depth is 2882m with 75m progress for the week.	
Planned Total Depth	3353m	
Interest	Santos Group	17.69% WI
Operator	Dan A. Hughes Company	

Seliger Trust 1

Type	Gas Delineation	
Location	Texas, USA Northern offset to the Petru Field, Willacy County.	
Status at 0600hrs 11/08/04 (Houston Time)	Drilling ahead in surface hole. The current depth and progress for the week is 304m. Seliger Trust 1 spudded on10/08/04.	
Planned Total Depth	4572m	
Interest	Santos Group	25% WI
Operator	Suemar	

Week Ending 12th August 2004

Delineation Wells (Near Field Exploration / Appraisal Wells) (.../Cont)

Wellington 3

Type	Gas Delineation	
Location	Queensland, Cooper Basin PPL 131 (Aquitaine A Block), 2.5km W of Wellington 1, 3.5km NW of Baryulah 2, and some 40km S of the Ballera Gas Plant.	
Status at 0600hrs 12/08/04	Pulling out of hole for new bit. The current depth is 2576m with 1776m progress for the week.	
Planned Total Depth	2900m	
Interest	Santos Group	60.0625%
	Delhi	23.2000%
	Origin Energy Resources Ltd	16.5000%
	Oil Company of Australia	0.2375%
Operator	Santos Group	

Enquiries:

Mike Hanzalik
Investor Relations
Ph: 08 8224 7725
Mobile: 0439 892 143
Fax: 08 8218 5131

Kathryn Mitchell
Media Relations
Ph: 08 8218 5260
Mobile: 0407 979 982
Fax: 08 8218 5285

TO: SECURITIES EXCHANGE COMMISSION

Santos

www.santos.com

RECEIVED
2004 AUG 13 A 8:52
OFFICE OF INTERNATIONAL CORPORATE FINANCE

newsrelease

11 August 2004

Total and Mitsui join Santos in new exploration venture

Santos Limited announced today that the international groups, Total SA of France and Mitsui Oil Exploration Co Ltd (MOECO) of Japan, will farm into a deep water exploration block located north of Bali, Indonesia held under a production sharing contract (PSC) by Santos (Nth Bali I) Pty Ltd.

Total, through its subsidiary, Total E&P North Bali I, will take a 39.9% interest with the right, subject to certain conditions, to obtain a further 10.1% interest in the PSC.

MOECO, through its subsidiary, Moeco North Bali Co Ltd, will take a 20% interest.

This agreement is subject to Indonesian Government approval.

Santos (Nth Bali I) Pty Ltd was originally awarded a 100% interest in the PSC in October 2003 by the Indonesian Government.

The block is located in the offshore East Java Basin, 210 kilometres east of Surabaya and 10 kilometres north of Bali Island in water depths ranging from 100 to 970 metres.

The East Java Basin is considered highly prospective for oil, and several substantial oil and gas fields have been discovered within the vicinity.

Santos (Nth Bali I Pty Ltd) has already acquired two dimensional seismic within the exploration block and an exploration well, Agung 1, is scheduled to be drilled by October 2004.

Santos' subsidiary will retain operatorship during the exploration phase of the PSC. The Total subsidiary, Total E&P North Bali I, will take over the operatorship after the first three-year exploration period where Total's experience will assist Santos in enhancing its offshore development skills for deep water operations.

Santos' Managing Director, Mr John Ellice-Flint, said that the farmout is a further realisation of Santos' portfolio management strategy to share exploration risk and bring in credible co-venturers that provide opportunity for further deals.

"Santos is pleased to join forces with highly respected groups such as Total and MOECO," said Mr Ellice-Flint.

Santos Ltd ABN 80 007 550 923
GPO Box 2455 • Adelaide SA 5001 • Telephone: 08 8218 5111 • Facsimile: 08 8218 5131

The Total/MOECO agreement follows joint venture exploration agreements reached last month by Santos with two other global oil and gas giants – Devon Energy Corporation and ConocoPhillips.

Santos has joined Devon in a joint eight-well exploration venture over three years in the Gulf of Suez, Egypt, and has also teamed up with ConocoPhillips to explore a major Timor Sea gas prospect.

Interests in North Bali I PSC will be:

Santos (Nth Bali I) Pty Ltd	40.1% (decreasing subsequently to 30%)
Total E&P North Bali I	39.9% (increasing subsequently to 50%)
Moeco North Bali Co Ltd.	20%

FOR FURTHER INFORMATION PLEASE CONTACT:

Media enquiries:
Kathryn Mitchell
(08) 8218 5260 / 0407 979 982

Investor enquiries:
Graeme Bethune
(08) 8218 5157/ 0419 828 617

Santos stock symbols: STO (Australian Stock Exchange), STOSY (NASDAQ ADR)

North Bali 1 Production Sharing Contract Area


0
100
Kilometres
Java Sea
Sampang PSC
Madura Offshore PSC
Kangean Islands
Madura Island
Surabaya
Madura Strait
Grati
North Bali 1
Bali Sea
East Java
Bali

LEGEND

☐ Santos Acreage


Location Map

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APPENDIX 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Name of entity

SANTOS LTD

ABN

80 007 550 923

We (the entity) give ASX the following information.

Part 1 – All issues

1	Class of securities issued or to be issued	
2	Number of securities issued or to be issued (if known) or maximum number which may be issued.	
3	Principal terms of the securities (eg, if options, exercise price and expiry date; if partly paid securities, the amount outstanding and due dates for payment; if convertible securities, the conversion price and dates for conversion)	
4	Do the securities rank equally in all respects from the date of allotment with an existing class of quoted securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
5	Issue price or consideration	
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	

7	Dates of entering securities into uncertificated holdings or despatch of certificates	

8	Number and class of all securities quoted on ASX (*including* the securities in clause 2 if applicable)		

		Number	Class
9	Number and class of all securities not quoted on ASX (*including* the securities in clause 2 if applicable)		

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	

Part 2 – Bonus issue or pro rata issue ***NOT APPLICABLE***

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the securities will be offered	

14	Class of securities to which the offer relates	
15	Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has security holders who will not be sent new issue documents	
19	Closing date for receipt of acceptances or renunciations	
20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of security holders	
25	If the issue is contingent on security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	

29	Date rights trading will end (if applicable)	
30	How do security holders sell their entitlements *in full* through a broker?	
31	How do security holders sell *part* of their entitlements through a broker and accept for the balance?	
32	How do security holders dispose of their entitlements (except by sale through a broker)?	
33	Despatch date	

Part 3 – Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(tick one)

(a) [ ] Securities described in Part 1

(b) [✓] All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities.

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 [ ] If the securities are equity securities, the names of the 20 largest holders of the additional securities, and the number and percentage of additional securities held by those holders

36 [ ] If the securities are equity securities, a distribution schedule of the additional securities setting out the number of holders in the categories
1 – 1,000
1,001 – 5,000
5,001 – 10,000
10,001 – 100,000
100,001 – and over

37 [ ] A copy of any trust deed for the additional securities

Entities that have ticked box 34(b)

38	Number of securities for which quotation is sought	15,000
39	Class of securities for which quotation is sought	Fully paid ordinary.
40	Do the securities rank equally in all respects from the date of allotment with an existing class of quoted securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes.
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	Payment of calls on partly paid Executive Share Plan shares pursuant to the Santos Executive Share Plan. The amount paid is as follows: Plan "0" 5,000 shares at $3.39; 2,500 shares at $3.71; Plan "2" 5,000 shares at $2.26; 2,500 shares at $2.47.

42 Number and class of all securities quoted on ASX (*including* the securities in clause 38)

Number	Class
584,921,283	Fully paid ordinary shares.
3,500,000	Reset Convertible preference shares.

Quotation Agreement

1. Quotation of our additional securities is in ASX's absolute discretion. ASX may quote the securities on any conditions it decides.

2. We warrant the following to ASX.

   - The issue of the securities to be quoted complies with the law and is not for an illegal purpose.
   - There is no reason why those securities should not be granted quotation.
   - An offer of the securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.
   - Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any securities to be quoted and that no-one has any right to return any securities to be quoted under section 737, 738 or 1016F of the Corporations Act at the time that we request that the securities be quoted.
   - We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the securities to be quoted, it has been provided at the time that we request that the securities be quoted.
   - If we are a trust, we warrant that no person has the right to return the securities to be quoted under section 1019B of the Corporations Act at the time that we request that the securities be quoted.

3. We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4. We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before quotation of the securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: ______________________________ Date: 9 August 2004

Company Secretary

Print name: WESLEY JON GLANVILLE